STERLING CONSTRUCTION COMPANY, INC.
20810 Fernbush
Houston, TX 77073
Telephone 281/951-3533   Fax 281/951-0233

November 20, 2009

By Federal Express and facsimile to (703) 813-6968

Terence O'Brien, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-4631

Re: Sterling Construction Company, Inc.
Form 10-K for the fiscal year ended December 31, 2008, filed March 16, 2009
Form 10-Q for the period ended June 30, 2009, filed August 10, 2009
File No 1-31993

Dear Mr. O'Brien:

This letter is in response to your comment letter to me dated November 19, 2009, regarding the above-noted filings of Sterling Construction Company, Inc ("Sterling"). For your convenience, our response, which is attached, is in italics and is prefaced by the text of the Staff’s corresponding comment.

Please let me know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ James H. Allen, Jr.
Senior Vice President and Chief Financial Officer

Cc.           Jenn Do, Staff Accountant, SEC
Tracey Houser, SEC
Era Anagnosti, SEC
Brigitte Lippmann, SEC
Geoffrey Walker, Esq., Andrews Kurth LLP
Michael P. Desormeaux, Grant Thornton LLP

Response of November 20, 2009 of Sterling Construction Company, Inc. to Comment of the Securities and Exchange Commission of November 19, 2009

Form 10-K for the year ended December 31, 2008

1.	Summary of Business and Significant Accounting Policies, page F7

Goodwill and Intangibles, page F10

1.
We note your response to comment 4 in our letter dated October 6, 2009. Specifically, we note your explanation as to why it is appropriate to aggregate your local offices, which appear to represent separate components of your operating segment, into one reporting unit for purposes of testing goodwill for impairment in accordance with the guidance in paragraph 30 of SFAS 142 and EITF D-101. In future filings, please include disclosure either in the footnotes to your consolidated financial statements or within the critical accounting policies section of MD&A that summarizes the factors you considered in determining that your reporting units meet the aggregation criteria discussed in EITF Topic D-101, including your conclusion that the reporting units have similar economic characteristics. This information appears useful to your investors as the majority of the goodwill balance relates to your Nevada office and because of the judgment involved in determining aggregation of the reporting units. Please provide us with the disclosure you intend to include in future filings.

Response

In future filings we will make the following disclosure in our critical accounting policies section of MD&A:

As discussed above, we operate in one segment and have only one reportable segment and one reporting unit component, heavy civil construction. Even if our local offices were to be considered separate components of our heavy civil construction operating segment, those components could be aggregated into a single reporting unit for purposes of testing goodwill for impairment under Accounting Standards Codification 50-11 and EITIF D-101 because our local offices all have similar economic characteristics and are similar in all of the following areas:

•
The nature of the products and services--each of our local offices performs similar construction  projects is the same—they build, reconstruct and repair roads, highways, bridges and water, waste water and storm drainage systems.

•
The nature of the production processes-- our heavy civil construction services rendered in the construction production process by each of  on our construction projects performed by each local office is the same—they excavate dirt, remove existing pavement and pipe, lay aggregate or concrete pavement and pipe and build bridges and similar large structures in order to complete our projects.

•
The type or class of customer for their products and services—substantially all of our customers are federal and state departments of transportation, cities, counties, and regional water and toll-road authorities. A substantial portion of the funding for the state departments of transportation to finance the projects we construct is furnished by the federal government.

•
The methods used to distribute their products or provide their services-- the heavy civil construction services rendered on our projects are performed primarily with our own field work crews (laborers, equipment operators and supervisors) and equipment (backhoes, loaders, dozers, graders, cranes, pug mills, crushers, and concrete and asphalt plants).

•
The nature of the regulatory environment—we perform substantially all our projects for federal, state and municipal governmental agencies, and all the projects we perform are subject to substantially similar regulation under U.S. and state department of transportation rules, including prevailing wage and hour laws; codes established by the federal government and municipalities regarding water and waste water systems installation; and laws and regulations relating to workplace safety and worker health of the U.S. Occupational Safety and Health Administration and to the employment of immigrants of the U.S. Department of Homeland Security.

The economic characteristics of our local offices are similar.  While profit margin objectives included in contract bids have some variability from contract to contract, our profit margin objectives are not differentiated by our chief operating decision maker or our office management based on local office location. Instead, the projects undertaken by each local office are primarily competitively-bid, fixed-unit price contracts, all of which are bid based on achieving gross profit levels based on margin objectives that reflect the relevant skills required, the contract size and duration, the availability of our personnel and equipment, the makeup and level of our existing backlog, our competitive advantages and disadvantages, prior experience, the contracting agency or customer, the source of contract funding, anticipated start and completion dates, construction risks, penalties or incentives and general economic conditions.